Exhibit 99.1

It is hereby clarified that this summary is published solely for the sake of caution and in light of the Company’s intention to execute a Buy-Back plan of its (series I) notes.

Gamida Cell LTD.

	September 30, 2018	December 31, 2017
	Thousands usd

Current assets	24,697	43,622
Non current assents	3,815	1,300

Total Assets	28,512	44,922

Current liabilities	7,299	4,576
Non current liabilities	26,068	17,390

Total Liabilities	33,367	21,966

Shareholders’ equity (deficit)	(4,855)	22,956

Total liabilities and shareholders’ equity	28,512	44,922

	Nine months ended September 30,		Three months ended September 30,
	2018	2017	2018	2017
	Thousands usd

Research and development expenses	17,169	10,715	5,132	3,374

General and administrative expenses	7,008	2,753	2,438	980

Financing income, net	6,126	(207)	2,252	(417)

Other comprehensive (profit) loss:	13	-	(122)	-

Total comprehensive loss for the period	30,316	13,261	9,700	3,937